Third Quarter Sales Conference Call October 21st, 2004

Important Information In connection with the proposed merger of Aventis with and into sanofi-aventis, sanofi-aventis has filed a post- effective amendment to its registration statement on Form F-4 (File no. 333-112314), which includes a preliminary prospectus relating to the merger, and will file additional documents with the SEC. Investors are urged to read the registration statement, including any preliminary prospectus or definitive prospectus (when available) relating to the merger, and any other relevant documents filed with the SEC, including all amendments and supplements, because they will contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, sanofi-aventis will provide investors with information on how to obtain any merger-related documents for free from sanofi-aventis or from its duly appointed agents. As agreed with the Autorite des marches financiers (AMF), a draft of the French prospectus relating to the merger (Document E), which has not yet been approved by the AMF, has been made available, free of charge, at the sanofi-aventis website, www.sanofi-aventis.com, from the time that the documentation filed with the SEC has been available on the website of the SEC. Investors should be aware that the French document which is available on the sanofi-aventis website is only a draft of the French prospectus (Document E) and that it remains subject to change, in particular in response to comments from the AMF. Therefore, it is strongly recommended that investors read the definitive version of the French prospectus (Document E) which will be available on-line on the websites of the AMF and of sanofi-aventis after it has been approved by the AMF.

Explanatory notes Comparable sales: When we refer to the change in our sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities). For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product. For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period. Pro Forma Combined Developed sales: When we refer to "pro forma combined developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix(r) /Iscover(r) (clopidogrel) and Aprovel(r) /Avapro(r) /Karve (r) (irbesartan) and with Fujisawa on Stilnox(r) / Myslee(r) (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

Consolidated Sales Date of first Consolidation of Aventis into sanofi-aventis: September 30th, 2004 Third Quarter Consolidated Sales of sanofi-aventis is same perimeter as ex Sanofi-Synthelabo

Pro-forma Combined Sales Sales performance of sanofi-aventis (formerly Sanofi- Synthelabo) plus sales performance of Aventis reduced by the sales of products sold at the request of the competition authorities (Arixtra(r), Fraxiparine(r), Campto(r)) and Aventis Behring. Best indicator to judge the economic performance of the group.

Developed Sales These include sanofi-aventis pro forma combined sales plus sales of sanofi-aventis products which are consolidated by our partners (less sales of raw materials to these partners). Sales booked by our partners included in developed sales are: Bristol Myers Squibb consolidated sales of Plavix(r)/ Iscover(r) and Aprovel(r)/ Avapro(r)/ Karvea(r) Fujisawa consolidated sales of Myslee(r)

Pro-forma Combined Sales In Millions of euros Combined sales Q3 2004 Change on a comparable basis Combined sales 9 months 2004 Change on a comparable basis Pharma 5 936 10.9% 17 560 10.8% Vaccines 556 9.0% 1 216 6.4% Total 6 492 10.7% 18 776 10.5%

Top 15 products

In Millions of euros	Consolidated sales Q3 2004	Change on a comparable basis	Consolidated sales 9 months 2004	Change on a comparable basis
Lovenox®	482	+24.5%	1 397	+23.2%
Plavix®	433	+23.4%	1 251	+30.9%
Allegra®	367	-2.9%	1 129	-7.6%
Taxotere®	367	+9.2%	1 083	+12.5%
Ambien®	406	+17.0%	1 067	+17.4%
Eloxatine®	332	+59.6%	873	+54.5%
Tritace®	237	-18.8%	702	-18.0%
Lantus®	224	+85.1%	599	+96.4%
Aprovel®	195	+13.4%	585	+16.5%
Copaxone®	192	+31.5%	534	+28.1%
Amaryl®	161	+9.5%	491	+18.3%
Depakine®	76	+10.1%	226	+10.8%
Actonel®	80	+66.7%	220	+71.9%
Nasacort®	69	+19.0%	214	+10.3%
Xatral®	69	+27.8%	207	+32.7%
Total	**3 690**	**+18.5%**	**10 578**	**+18.5%**

sanofi aventis
Because health matters

8

Geographic Sales In Millions of euros Combined Sales Q3 2004 Change on a comparable basis Combined Sales 9 months 2004 Change on a comparable basis Europe 2 634 +5.5% 8 132 +6.5% US 2 422 +18.3% 6 476 +16.0% ROW 1 436 +8.8% 4 168 +10.6% Total 6 492 +10.7% 18 776 +10.5%

sanofi-aventis will be fully operational by Jan. 1, 2005 April - Acquisition recommended by Aventis Board June - Announcement of the draft structure of sanofi-aventis Management Committee August - Settlement of the offer September - Appointments of country general managers, scientific affairs team, industrial and leadership team of central functions October - Choice of country headquarters announced in major countries

Review of collaborations Actonel(r): Agreement with P&G to reinforce collaboration Alvesco(r): Continuation of collaboration with Altana, FDA action date on October 23, 2004 Exubera(r): sanofi-aventis is considering its options Others: Scientific / commercial review ongoing

Merger between sanofi-aventis and Aventis Approved by Aventis Management Board, Aventis Supervisory Board & sanofi-aventis Board of Directors Submitted for approval to Extraordinary General Meeting of Aventis Shareholders (December 13, 2004) and sanofi- aventis (December 13 and December 23, 2004 on second call)

Forthcoming events October 23th, 2004: Alvesco(r): Action Date at FDA November 8th, 2004: Ten month Action Date at FDA for Eloxatin(r) adjuvant indication November 9th, 2004: Acomplia(r) presentation at American Hearth Association Meeting at New Orleans of the results of the study RIO North America December 8th, 2004: Plavix(r): scheduled date pre-trial order on Plavix(r)

Forthcoming events End January 2005 Full-year 2004 Sales Early March 2005 2004 results Business review R&D portfolio review Acquisition and synergy update Sales and earnings guidance